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                           June 24, 2024

       Robert Kiernan
       Chief Financial Officer
       Global Medical REIT Inc.
       7373 Wisconsin Ave, Suite 800
       Bethesda, MD 20814

                                                        Re: Global Medical REIT
Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed on February
28, 2024
                                                            File No. 001-37815

       Dear Robert Kiernan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 46

   1. We note that you subtract preferred stock dividends from net income to arrive at your measures of FFO and
AFFO. Please revise in future filings to clarify that FFO, AFFO and related per share
amounts, are attributable to common stockholders and non-controlling interests. In addition,
explain why "net income attributable to common stockholders per share - basic and
diluted" does not agree to the amount presented on the face of the
                                                        Consolidated Statements
of Operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters.
 Robert Kiernan
Global Medical REIT Inc.
June 24, 2024
Page 2



FirstName LastNameRobert Kiernan        Sincerely,
Comapany NameGlobal Medical REIT Inc.
                                        Division of Corporation Finance
June 24, 2024 Page 2                    Office of Real Estate & Construction
FirstName LastName